

August 19, 2014

Via E-mail
Nicolas S. Schorsch
Chief Executive Officer and Chairman of the Board of Directors
American Realty Capital Global Trust II, Inc.
405 Park Avenue, 15th Floor
New York, New York 10022

> **Re: American Realty Capital Global Trust II, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed August 11, 2014**
> **File No. 333-196549**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure throughout the prospectus that you may fund distributions from unlimited sources, including borrowing funds, using proceeds from this offering, issuing additional securities or selling assets. In addition, to the extent distributions will be paid in excess of earnings and cash flow from operations, please revise your disclosure to include an affirmative statement to that effect.

Risk Factors, page 31

2.   We note your disclosure that the advisor is entitled to receive a subordinated distribution upon termination or non-renewal of the advisory agreement with or without cause. Please revise your risk factor disclosure to also specifically include the risks related to your advisor being entitled to receive a subordinated distribution upon termination or non-renewal of the advisory agreement, even if terminated for poor performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotkas, Staff Accountant, at (202) 551-3856 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Assistant Director

Cc: Peter M. Fass, Esq
        Proskauer Rose LLP